CUSIP No. 398502104	Page 1 of 6 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.         )*

Grill Concepts, Inc.

(Name of Issuer)

Common Stock, $.00004 Par Value

(Title of Class of Securities)

398502104

(CUSIP Number)

Kenneth S. Siegel
Starwood Hotels & Resorts Worldwide, Inc.
777 Westchester Avenue
White Plains, NY 10604
(914) 640-8235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2001

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398502104	Page 2 of 6 Pages

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Starwood Hotels & Resorts Worldwide, Inc. IRS ID No. 52-1193298

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* WC and OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 1,333,334 (8) SHARED VOTING POWER N/A (9) SOLE DISPOSITIVE POWER 1,333,334 (10) SHARED DISPOSITIVE POWER N/A

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,334

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%

(14)	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 398502104	Page 3 of 6 Pages

Item 1. Security and Issuer.

     The class of equity security to which this statement on Schedule 13D relates is the common stock, $.00004 par value per share (the “Common Stock”), of Grill Concepts, Inc. (“Issuer”), a Delaware corporation, with principal executive offices located at 11661 San Vicente Boulevard, Suite 404, Los Angeles, California 90049.

Item 2. Identity and Background.

     (a)  – (c) This statement is being filed by Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), a hotel and leisure company with brand names that include Sheraton®, Westin®, Four Points®, St. Regis®, W® and The Luxury Collection®. Starwood’s principal executive offices are located at 777 Westchester Avenue, White Plains, New York 10604.

     The executive officers of Starwood and their principal occupations are as follows:

Barry S. Sternlicht, Chairman and Chief Executive Officer
Robert F. Cotter, Chief Operating Officer
Ronald C. Brown, Executive Vice President and Chief Financial Officer
Steven R. Goldman, Executive Vice President, Acquisitions and Development
David K. Norton, Executive Vice President, Human Resources
Kenneth S. Siegel, Executive Vice President, General Counsel and Secretary

     The principal business address of each of the above listed executive officers is 777 Westchester Avenue, White Plains, New York 10604.

     The directors of Starwood, their principal occupations and addresses are as follows:

Jean-Marc Chapus, Managing Director of Trust Company of the West, 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

Bruce W. Duncan, private investor, P.O. Box 622, Lake Forest, Illinois 60045.

Eric Hippeau, President and Executive Managing Director of Softbank Corp., 28 East 28th Street, New York, New York 10016.

George J. Mitchell, former United States Senator and Special Counsel to the law firm of Verner Liipfert, Bernhard, McPherson and Hand, 901 15th Street N.W., Suite 700, Washington, DC 20005-2301.

Stephen R. Quazzo, Managing Director and Chief Executive Officer of Transwestern Investment Company LLC, 150 N. Wacker, Suite 800, Chicago, Illinois 60606.

Thomas O. Ryder, Chairman and Chief Executive Officer of Readers Digest Association, Inc., Readers Digest Road, Pleasantville, New York 10570.

Daniel H. Stern, President of Reservoir Capital Group, LLC, 650 Madison Avenue, 26th Floor, New York, New York 10022.

Barry S. Sternlicht, Chairman and Chief Executive Officer of Starwood, 777 Westchester Avenue, White Plains, New York 10604.

Raymond S. Troubh, financial consultant, Ten Rockefeller Plaza, Suite 712, New York, New York 10020.

CUSIP No. 398502104	Page 4 of 6 Pages

Daniel W. Yih, Principal, Portfolio Management of GTCR Golder Rauner, LLC, 6100 Sears Tower, Chicago, Illinois 60606-6402.

Kneeland C. Youngblood, Managing Partner of Pharos Capital Group, LLC, 100 Crescent Court, Suite 1740, Dallas, Texas 75201.

     (d)  During the past five years, neither Starwood nor, to Starwood’s knowledge, any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the past five years, neither Starwood nor, to Starwood’s knowledge, any of its officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Every natural person identified in Item 2 of this statement on Schedule 13D is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Subscription Agreement, dated as of May 16, 2001, between Issuer and Starwood (the “Subscription Agreement”), Issuer sold to Starwood, for a purchase price of $1,000,000.50, 666,667 shares of Common Stock. The funds used to purchase the Shares were obtained from Starwood’s working capital. In addition, under the terms of the Subscription Agreement, Issuer issued to Starwood a warrant to purchase an additional 666,667 shares of Common Stock at an exercise price of $2.00 per share (the “Warrants”). Pursuant to the terms of a warrant agreement dated as of July 27, 2001, the Warrants are exercisable by Starwood at any time, in whole or in part, on or before July 27, 2006.

Item 4. Purpose of Transaction.

     In May 2001, Starwood and Issuer entered into the Subscription Agreement, and agreed to enter into certain related agreements (collectively, the “Agreements”), pursuant to which Starwood and Issuer agreed to jointly develop Issuer’s branded restaurants in hotel properties owned, managed or franchised by Starwood with Starwood being the exclusive major hotel operator in which Issuer’s “Grill”, “Daily Grill” and “City Bar & Grill” branded restaurants are developed, managed, operated or licensed.

     (a)  The Agreements provide for the issuance by Issuer to Starwood, after the aggregate number of Issuer branded restaurants covered by management or licensing agreements with Starwood reaches five, ten, fifteen and twenty (each, a “Development Threshold Date”), of warrants (the “Development Warrants”) to purchase a number of shares of Common Stock equal to 4% of the shares of capital stock of Issuer outstanding as of each Development Threshold Date. The Development Warrants will have an exercise price per share equal to (1) if the fair market value per share of the Common Stock as of the applicable Development Threshold Date is greater than the fair market value per share of the Common Stock as of the closing date of the transactions contemplated by the Agreements (the “Closing Date”), the greater of (A) 75% of the fair market value per share of the Common Stock on the date of issuance of the Development Warrants or (B) the fair market value per share of the Common Stock on the Closing Date, or (2) if the fair market value per share of the Common Stock as of the applicable Development Threshold Date is equal to or less than the fair market value per share of the Common Stock on the Closing Date, the fair market value per share of the Common Stock as of the applicable Development Threshold Date.

     In addition to the Development Warrants, the Agreements provide for the issuance by Issuer of warrants (the “Incentive Warrants”) to Starwood to purchase a number of shares of Common Stock equal to 0.75% of the then outstanding shares of capital stock of Issuer on the date of execution of any management

CUSIP No. 398502104	Page 5 of 6 Pages

or license agreement (the “Initial Incentive Threshold Date”) resulting in the total number of restaurants being operated pursuant to the Agreements exceeding 35% of the total branded restaurants operated by Issuer. Additional Incentive Warrants will be issued by Issuer to Starwood on each anniversary of the Initial Incentive Threshold Date provided that the incentive threshold continues to be satisfied.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Under the terms of the Agreements, so long as Starwood owns no fewer than 333,333 shares of Common Stock, Issuer and certain Issuer stockholders agreed to take appropriate actions to cause one nominee of Starwood to be elected to Issuer’s board of directors or, in the event the number of restaurants operated pursuant to the Agreements equals or exceeds ten restaurants, to cause two nominees of Starwood to be elected to Issuer’s board of directors. On June 25, 2001, the stockholders of Issuer elected Starwood’s nominee, Norman MacLeod, to serve as a member of the board of directors of Issuer.

     (e)  Issuer’s restated certificate of incorporation has been amended as of June 25, 2001, as a condition to closing under the Agreements, to increase the number of authorized shares of Common Stock from 7,500,000 to 12,000,000 shares.

     (f)  Not applicable.

     (g)  See (e) above.

     (h)  Not applicable.

     (i)  Not applicable.

     (j)  Not applicable.

Item 5. Interest in Securities of Issuer.

     (a)  – (b) Starwood beneficially owns 1,333,334 shares of Common Stock (the 666,667 outstanding Shares and an additional 666,667 shares of Common Stock underlying the Warrants) representing 27.4% of the issued and outstanding shares of Common Stock of Issuer as of May 29, 2001, assuming the issuance of the Shares as of such date. Starwood has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

     To Starwood’s knowledge, no shares of Common Stock are beneficially owned by any of the persons named in Item 2 above.

     (c)  Neither Starwood, nor, to Starwood’s knowledge, any person named in Item 2 above, has effected any transaction in shares of Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described herein, to Starwood’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Starwood or any of the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 398502104	Page 6 of 6 Pages

Item 7. Material to be Filed as Exhibits.

1.	Subscription Agreement, dated as of May 16, 2001, between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc.

2.	Warrant to Purchase Shares of Common Stock of Grill Concepts, Inc., dated as of July 27, 2001

3.	Development Agreement, dated as of July 27, 2001, between Grill Concepts, Inc. and Starwood Hotels & Resorts Worldwide, Inc.

4.	Stockholders’ Agreement, dated as of July 27, 2001, among Grill Concepts, Inc., Starwood Hotels & Resorts Worldwide, Inc., Robert Spivak, Michael Weinstock, Lewis Wolff, Keith Wolff and the Wolff Revocable Trust of 1993

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Kenneth S. Siegel
Kenneth S. Siegel Executive Vice President, General Counsel and Secretary

Dated: July 31, 2001